SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): June 30, 2003

PACIFIC PREMIER BANCORP, INC.
(Exact Name of Registrant as Specified in its Charter)

0-22193
(Commission File No.)

DELAWARE
(State or Other Jurisdiction of Incorporation)

33-0743196
(IRS Employer Identification No.)

1600 Sunflower Ave, Second Floor, Costa Mesa, CA 92626
(Address of Principal Executive Offices)   (Zip Code)

(714) 431-4000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, If Changed Since Last Report)

ITEM 7.   FINANCIAL STATEMENTS AND EXHIBITS

99.1 Press Release dated July 17, 2003 with respect to the Registrant's financial results for the second quarter and year-to-date ended June 30, 2003.

ITEM 9.   REGULATION FD DISCLOSURE

The following information is furnished pursuant to Item 9, "Regulation FD Disclosure".

On July 17, 2003, Pacific Premier Bancorp, Inc. (PPBI) issued a press release setting forth PPBI's second-quarter 2003 and year-to-date earnings. A copy of PPBI's press release is attached hereto as Exhibit 99.1 and hereby incorporated by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PACIFIC PREMIER BANCORP, INC.

Dated: July 21, 2003   By: /s/ STEVEN R. GARDNER
                                                  Steven R. Gardner
                                                  President/CEO/COO

Pacific Premier Bancorp, Inc. Announces Second Quarter and Year-to-Date 2003 Results

Costa Mesa, Calif., July 17, 2003 -- Pacific Premier Bancorp, Inc. (NASDAQ: PPBI) (the "Company"), the holding company of Pacific Premier Bank, F.S.B. (the "Bank"), announced its results of operations for the quarter and six months ended June 30, 2003.

The Company recorded second quarter net earnings of $864 thousand, or $.34 per diluted share, compared to earnings of $253 thousand, or $.10 per diluted share for the second quarter of 2002. The net income for the six months ended June 30, 2003 was $606 thousand, or $0.24 per diluted share, compared to net earnings of $641 thousand, or $0.27 per diluted share for the six months ended June 30, 2002. All diluted earnings per share amounts have been adjusted to reflect stock option grants and warrants outstanding to acquire shares of the Company together with the issued shares, which total 2,561,005 and 2,552,066 shares for the three and six months ended June 30, 2003, respectively.

Return on average assets (ROAA) for the six months ended June 30, 2003 was .51% compared to .52% for the same period in 2002. The Company's return on average equity (ROAE) for the six months ended June 30, 2003 was 10.77% compared to 15.26% for the six months ended June 30, 2002.

The Company's net interest income before provision for loan losses decreased 23.4% to $4.3 million for the six months ended June 30, 2003 as compared to the same period in 2002. The decrease is due to the combination of a decrease in average loan yield and average investment yield of 113 and 145 basis points, respectively, partially offset by a reduction in the cost of funds by 47 basis points. The Participation Contract's discount accretion included in interest income for the six months ended June 30, 2003 was $1.6 million compared to $2.1 million for the same period a year ago. The discount accretion and recognition of interest income is based on the Company's projections of the expected performance of the residual assets underlying the Participation Contract. However, the actual performance of the residual assets and cash realized by the Company could vary significantly from the Company's projections. Some but not all of the assumptions utilized in the projections that could cause a substantial change in the cash realized from the Participation Contract are the estimated levels of future loan losses and the rate of prepayment speeds estimated for the loans underlying the residual assets.

The Company received $803 thousand in cash from the Participation Contract in the quarter ended June 30, 2003, compared to the $643 thousand during the same period in 2002 when the Participation Contract first started to cash flow to the Company.

The provision for loan losses was $681 thousand for the six months ended June 30, 2003, compared to $191 thousand for the same period in 2002. The increase in provision is primarily due to charge-offs in the amount of $727 thousand in the first quarter of 2003 and $133 thousand in the second quarter of 2003. Charge-offs totaled $860 thousand for the six months ended June 30, 2003 with $561 thousand of this amount attributable to a project initiated in the fourth quarter of 2002 to re-evaluate all loans 90 days or more past due and to write-down or charge-off the loans based on the findings of this analysis, if so warranted. The Bank's Loss Mitigation

Department continues collection efforts on loans written-down and/or charged-off to maximize potential recoveries.

Noninterest income increased by $681 thousand to $1.4 million for the six months ended June 30, 2003, compared to the same period in 2002. The increase is primarily due to a $207 thousand gain on sale of $8.9 million of commercial real estate secured loans and the gain of $279 thousand from the sale of two assets that were previously written-off.

Noninterest expenses were $4.8 million for the six months ended June 30, 2003, compared to $5.5 million in the six months ended June 30, 2002. The $709 thousand decrease is the result of actions taken by management during 2002 to reduce overall operating expenses. These actions included, but are not limited to, consolidation of the Bank's two smallest depository branches into its largest branch and the relocation of the Company's corporate headquarters during the second and third quarters of 2002 respectively.

At June 30, 2003, the Company had 62 full-time equivalent employees.

During the second quarter of 2003, the Company benefited from a reduction in its allowance for deferred taxes of $400 thousand. The Company's allowance for deferred tax is $9.2 million at June 30, 2003.

Steven R. Gardner, President and Chief Executive Officer, stated, "We continue to execute on our strategic plan, which began with the recapitalization of the Bank in the first quarter of 2002. So far this year, our non-accrual loans and real estate owned have decreased by 27% and 44%, respectively, while our net loans and deposit transaction accounts have increased on an annualized basis by 29% and 26%, respectively. During the second quarter the Bank sold $8.9 million of commercial real estate loans at a gain, which demonstrates the demand for the Bank's loan products in the secondary markets."

Total assets of the Company were $250.4 million as of June 30, 2003 compared to $238.3 million as of December 31, 2002. Net loans increased by $22.7 million due to increases in originations of income property and residential construction loans totaling $63.9 million. Investment securities decreased by $11.7 million for the six months ended June 30, 2003. The proceeds from the sale of investment securities, along with the increase in deposits, were used to fund new originations.

Asset quality at the Bank continued to improve during the six months ended June 30, 2003. Non-accrual loans totaled $3.8 million at June 30, 2003 down from $5.2 million at December 31, 2002. Real estate owned was reduced to $1.4 million at June 30, 2003 from $2.4 million at December 31, 2002.

The allowance for loan losses, including both general and specific reserves, totaled $2.7 million as of June 30, 2003 and $2.8 million as of December 31, 2002. The allowance for loan losses as a percent of non-accrual loans was 70.0% and 54.5% as of June 30, 2003 and December 31, 2002, respectively.

Total deposits increased by $11.3 million to $202.4 million at June 30, 2003, compared to $191.2 million at December 31, 2002. During 2003, the Bank began to realize improved core deposit growth due to its strategy emphasizing the development of relationships with both small business owners and consumers to increase checking and money market accounts. During the last six months, core deposits increased by $6.5 million. The cost of deposits as of June 30, 2003 was 2.47%, a decrease of 30 basis points since December 31, 2002.

Other borrowings totaled $33.8 million as of June 30, 2003 with an average cost of 9.25%. Other borrowings are comprised of the Company's Senior Secured Note of $11.5 million net of original issue discount with a current coupon of 13.0%, Subordinated Debt of $1.5 million with a current coupon of 13.5% and the Bank's $20.8 million FHLB Advances with an average coupon rate of 3.29%. There were $32.9 million of other borrowings as of December 31, 2002.

The Company's total cost of funds for the six months ended June 30, 2003 was 3.42% compared to 3.89% for the six months ended June 30, 2002.

The Bank's tier 1 capital and total risk-based capital ratios at June 30, 2003 were 6.82% and 10.96%, respectively. The minimum ratios for well-capitalized banks are 5% and 10% for tier 1 capital and risk-based capital, respectively. The Bank's total equity capital was $16.5 million at June 30, 2003.

The Company is a savings and loan holding company that owns 100% of the capital stock of the Bank, the Company's principal operating subsidiary. The Bank is a federally chartered stock savings bank whose primary business includes branch banking, income property and construction lending. The Bank currently operates three full-service branches located in Orange and San Bernardino Counties, in Southern California.

FORWARD-LOOKING COMMENTS

The statements contained in this press release that are not historical facts are forward-looking statements based on management's current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be the same as those anticipated by management.

Actual results may differ from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties. These include, but are not limited to, the following risks:

Changes in the performance of the financial markets;

Changes in the demand for and market acceptance of the Company's products and services;

Changes in general economic conditions including interest rates, presence of competitors with greater financial resources, and the impact of competitive products and pricing;

The effect of the Company's policies;

The continued availability of adequate funding sources;

Differences in actual prepayment rates and credit losses as compared to prepayment rates and credit losses assumed by the Company for purposes of its valuation of mortgage derivative securities (the "Participation Contract");

The effect of changes in market interest rates on the spread between the coupon rate and the pass through rate and on the discount rate assumed by the Company in its valuation of its Participation Contract;

And various legal, regulatory and litigation risks.

Contact:

Pacific Premier Bancorp, Inc.

Steven R. Gardner
President/CEO
714.431.4000

John Shindler
Senior Vice President/CFO
714.431.4000

PACIFIC PREMIER BANCORP AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
UNAUDITED (In thousands)

	June 30, 2003	December 31, 2002
ASSETS		
Cash and due from banks	$ 5,374	$ 3,590
Investment Securities Available for Sale	44,907	56,303
Investment Securities Held to Maturity	1,621	1,940
Loans held for sale	1,816	1,866
Loans held for investment, net of allowance for loan losses of		
$2,656 in 2003 and $2,835 in 2002, respectively	179,114	156,365
Accrued interest receivable	1,032	1,140
Foreclosed real estate	1,369	2,427
Premises and equipment	5,403	5,411
Deferred income taxes	2,750	2,350
Participation Contract	5,379	4,869
Other assets	1,664	2,017
TOTAL ASSETS	$ 250,429	$ 238,278
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Deposit accounts	$ 202,450	$ 191,170
Other borrowings	20,800	20,000
Notes Payable	11,510	11,440
Subordinated debentures	1,500	1,500
Accrued expenses and other liabilities	2,301	2,545
Total liabilities	238,561	226,655
STOCKHOLDERS' EQUITY:		
Common stock, $.01 par value	13	13
Additional paid-in capital	43,328	43,328
Accumulated deficit	(31,480)	(32,086)
Accumulated adjustments to stockholders' equity	7	368
Total stockholders' equity	11,868	11,623
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 250,429	$ 238,278

PACIFIC PREMIER BANCORP AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT

UNAUDITED (In thousands, except per share data)

	Three Months Ended		Six Months Ended	
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
INTEREST INCOME:				
Loans	$3,059	$3,205	$5,951	$6,880
Other interest-earning assets	1,083	1,937	2,220	3,345
Total interest income	4,142	5,142	8,171	10,225
INTEREST EXPENSE:				
Interest-bearing deposits	1,250	1,612	2,541	3,408
Other borrowings	100	164	254	202
Notes payable	479	481	955	881
Subordinated debentures	53	53	106	104
Total interest expense	1,882	2,310	3,856	4,595
NET INTEREST INCOME	2,260	2,832	4,315	5,630
PROVISION FOR LOAN LOSSES	42	(142)	681	191
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	2,218	2,974	3,634	5,439
NONINTEREST INCOME:				
Loan servicing fee income	208	190	372	466
Bank and other fee income	107	146	208	290
Net gain (loss) on loan sales	207	(244)	207	(244)
Net gain (loss) from investment securities	-	(6)	143	(15)
Other income (loss)	209	(36)	440	192
Total noninterest income	731	50	1,370	689

NONINTEREST EXPENSE:

Compensation and benefits	1,134	1,116	2,278	2,233
Premises and occupancy	361	486	708	1,012
Data processing	98	126	197	287
Net (gain) loss on foreclosed real estate	(43)	217	51	144
Other expense	933	819	1,562	1,829
Total noninterest expense	2,483	2,764	4,796	5,505
NET INCOME FROM OPERATIONS	466	260	208	623
(BENEFIT) PROVISION FOR INCOME TAXES	(398)	7	(398)	(18)
NET INCOME FROM OPERATIONS	$ 864	$ 253	$ 606	$ 641
Basic Average Shares Outstanding	1,333,572	1,333,572	1,333,572	1,333,668
Basic Earnings per Share	$ 0.65	$ 0.19	$ 0.45	$ 0.48
Diluted Average Shares Outstanding	2,561,005	2,516,862	2,552,066	2,411,119
Diluted Earnings per Share	$ 0.34	$ 0.10	$ 0.24	$ 0.27

PACIFIC PREMIER BANCORP AND SUBSIDIARIES
Statistical Information
UNAUDITED (In thousands)

	As of Jun 30, 2003	As of Dec 31, 2002	As of Jun 30, 2002
Asset Quality:			
Non-accrual loans	$ 3,793	$ 5,205	$ 7,089
Real estate owned	$ 1,369	$ 2,427	$ 2,772
Net Charge offs for the quarter ended	$ 133	$ 974	$ 506
Allowance for loan losses	$ 2,656	$ 2,835	$ 3,460
Charge offs to average loans, annualized	0.30%	2.77%	1.30%
Non-accrual loans to total loans	2.07%	3.23%	5.34%
Non-accrual loans to total assets	1.51%	2.18%	2.88%
Allowance for credit losses to total loans	1.45%	1.76%	2.60%
Allowance for credit losses to non-accrual loans	70.02%	54.47%	48.81%
Average Balance Sheet: for the Quarter ended			
Total assets	$ 235,133	$ 238,372	$ 246,542
Loans	$ 177,190	$ 140,829	$ 156,274
Deposits	$ 198,130	$ 191,469	$ 204,987
Borrowings	$ 11,313	$ 20,044	$ 20,105
Notes payable & Subordinated notes	$ 12,992	$ 12,922	$ 12,848
Share Data:			
Basic Book Value	$ 8.90	$ 8.72	$ 6.95
Diluted Book Value	$ 4.59	$ 4.60	$ 3.68
Closing Stock Price	$ 7.64	$ 5.31	$ 3.50

	6 months ended Jun 30, 2003	6 months ended Jun 30, 2002
Profitability and Productivity:		
Return on average assets	0.51%	0.52%
Return on average equity	10.77%	15.26%
Net interest margin	3.91%	4.82%
Non-interest expense to total assets	3.83%	4.62%
Efficiency ratio	84.36%	87.12%
Pacific Premier Bank Capital Ratios:		
Tier 1 Capital Ratio	6.82%	6.65%
Total Risk-based Capital Ratio	10.96%	14.68%